:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-13395

CUSIP NUMBER 83545G102

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonic Automotive, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6415 Idlewild Road, Suite 109,
Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28212
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Sonic Automotive, Inc. (the “Company”) has determined that the Company is unable to file within the prescribed time period, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended December 31, 2008 because management needs additional time to finalize and analyze its financial statements. While the Company was in compliance with its financial covenants under its syndicated Credit Agreement dated February 17, 2006, as amended (the “Credit Agreement”) as of December 31, 2008, management is assessing whether the Company will be in compliance with its covenants through December 31, 2009. The Company’s independent registered public accountant recently advised the Company that it would have to consider including a “going concern” modification in its audit report for the Company’s 2008 financial statements because of possible noncompliance with a financial covenant of the Credit Agreement as of completion of the quarter ending June 30, 2009. The issuance of a “going concern” modification by the Company’s independent registered public accountant would, by itself, violate a separate covenant of the Credit Agreement. The Company has commenced discussions with the Administrative Agent of the Credit Agreement in order to obtain (A) an amendment of the Credit Agreement to modify such financial covenant, and/or (B) a waiver of any instances of noncompliance, including the covenant implicated by a “going concern” modification in the audit report for the Company’s 2008 financial statements.

Because the assessment of the Company’s financial position and liquidity depends to a significant degree upon its ability to obtain the amendment and/or waiver, which the Company cannot obtain by the close of business on March 16, 2009, the Company is unable to complete its Form 10-K in a timely manner. The Company plans to file its Form 10-K by March 31, 2009, as prescribed in Rule 12b-25.

The Company cannot be assured that an amendment and/or waiver will be obtained from the lenders under the Credit Agreement on acceptable terms, on a timely basis, or at all, or that any amendment or waiver obtained will avoid the Company receiving a “going concern” modification in the audit report of the Company’s independent registered public accountants. The amendment and/or waiver could contain additional terms which, among other things, could increase the Company’s interest expense, result in increased fees, and limit the Company’s ability to fund our operations or pay outstanding indebtedness, including but not limited to payment of the Company’s 5.25% Convertible Senior Subordinated Notes which mature on May 7, 2009. If the amendment and/or waiver are not obtained, the lenders could require the Company to repay all amounts outstanding under the credit facilities, which could also cause cross defaults of other debt and lease facilities, all of which would have a material adverse effect on the business, financial condition, liquidity and operations of the Company and raise substantial doubt about the Company’s ability to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen K. Coss	704	566-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to make a reliable quantitative estimate of the change in results of operations compared to the corresponding period for the last fiscal year until the Company completes its audited consolidated financial statements to be included in the Form 10-K. However, after recasting the prior year statement of income to reflect changes to our group of dealerships held for sale, the Company expects total new vehicle revenues of $3.4 billion for the year ended December 31, 2008, a decrease of approximately 15.7% compared to the year ended December 31, 2007, and total revenues of $6.0 billion for the year ended December 31, 2008, a decrease of approximately 10.7% compared to the year ended December 31, 2007. Also included in the results of operations for the fourth quarter of 2008, will be a charge of approximately $650 to $750 million related to the impairment of goodwill and the associated tax effects.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Included within this Notification of Late Filing on Form 12b-25 are certain statements that constitute forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements pertaining to future compliance with covenants under the Company’s Credit Facility, the ability of the Company to obtain an amendment and/or waiver of certain covenants contained in the Credit Facility, the possibility that the Company will receive a “going concern” modification in the audit report for the Company’s 2008 financial statements, and potential impact on the Company’s business, financial condition, liquidity and operations. The forward-looking statements in this Notification of Late Filing on Form 12b-25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, the ability of the Company to obtain an amendment and/or waiver of certain covenants contained in the Company’s Credit Facility, future interest rates, the availability of credit under the Company’s Credit Facility and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b-25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including, without limitation, economic conditions, credit market conditions, risks associated with the Company’s business and other risks more fully described in the Company’s most recently filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. The Company assumes no obligation to update any forward-looking information contained in this Notification of Late Filing on Form 12b-25 or with respect to the announcements described herein.

Sonic Automotive, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By	/s/ Stephen K. Coss
Stephen K. Coss, Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).